Exhibit 99.1

Auryn Extends Fierrazo Mineralization to 232 meters of 0.55% Copper Equivalent at Sombrero

Vancouver, British Columbia – April 3, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) is pleased to announce an extension of the mineralization at the Fierrazo target at the Sombrero copper-gold project in Southern Peru. Through continuous channel sampling, the previously reported result of 184 meters of 0.57% copper equivalent (see March 12, 2019 news release) was extended by 48 meters of 0.51% copper equivalent (0.49% copper and 0.04 g/t gold) (Figure 1), including a higher-grade internal interval of 20 meters of 1.01% copper equivalent (0.97% copper and 0.07 g/t gold). The combined width of mineralization observed at the Fierrazo target is now 232 meters of 0.55% copper equivalent (0.47% copper and 0.13 g/t gold) with a higher-grade internal interval of 40 meters of 1.26% copper equivalent (1.23% copper and 0.05 g/t gold) (Figure 1).

A Message from Michael Henrichsen, COO & Chief Geologist:

“The additional high-grade copper-gold channel sampled at Fierrazo further validates the potential of the 7.5 kilometers of exoskarn targets over the Sombrero Main and Fierrazo areas. We believe the high-grade mineralization observed on surface is characteristic of the extensive exoskarn targets beneath the thin cover sequence at the project, demonstrating the potential for a scalable high-grade discovery.”

Rock Sampling from Former Small-Scale Fierrazo Iron Mine:

Auryn collected 37 representative grab samples from the waste dumps and ore stock piles left by the formerly producing Fierrazo iron mine. The results of the samples indicate copper and gold mineralization within the hematite-magnetite exoskarn mineralization. Values of up to 3.26% copper and 1.2 g/t gold were identified (Figures 2 & 3). The average values of the samples were 0.91% Cu and 0.36 g/t Au. Complete results of this sampling are presented below in Table 1.

Table 1: Rock Samples from Fierrazo Waste Dump and Ore Stockpiles

Sombrero Fierrazo – Rock Samples (Average 0.91% Cu & 0.36 g/t Au)
Sample ID	Cu (%)	Au (g/t)	Sample ID	Cu (%)	Au (g/t)
W654879	3.26	0.29	W654860	0.65	0.41
W654864	3.00	0.55	W654863	0.64	0.29
W654869	2.66	0.36	W654866	0.59	0.42
W654893	2.37	0.16	W654875	0.56	0.50
W654880	1.85	0.52	W654900	0.55	0.47
W654872	1.67	0.37	W654877	0.54	0.43
W654897	1.61	0.57	W654878	0.53	0.29
W654870	1.39	1.21	W654876	0.47	0.53
W654896	1.33	0.06	W654851	0.46	0.18
W654871	1.16	0.41	W654867	0.42	0.67
W654894	1.09	0.12	W654858	0.42	0.20
W654899	0.93	0.46	W654852	0.39	0.19
W654868	0.92	0.44	W654898	0.34	0.10
W654874	0.85	0.46	W654865	0.34	0.38
W654895	0.84	0.27	W654857	0.29	0.05
W654861	0.80	0.42	W654855	0.27	0.17
W654856	0.76	0.60	W654854	0.23	0.16
W654859	0.75	0.57	W654881	0.20	0.04
W654862	0.68	0.35

Combined Significance of Extended Mineralization and Rock Sampling Results:

The mineralization identified through continuous channel sampling and rock sampling at the Fierrazo exoskarn target gives Auryn’s technical team additional confidence in targeting the defined 7.5 kilometers of high-grade exoskarn. This target exists along the margins of the intrusive sill, which is believed to be responsible for the observed copper-gold mineralization on the project (Figure 4).

Sombrero: Fierrazo 2019 Continuous Channel Sampling Highlights

Plan View
Monzonite porphyry dyke
Fierrazo
40m of 1.26% CuEQ
48m of 0.51% CuEQ
19SRT-20
19SRT-21
232m of 0.55% CuEQ
Legend
Trench Cu %
< 0.1%
0.1 - 0.25%
0.25 - 0.5%
0.5 - 1%
> 1%
Geology
Volcanic Cover
Ferrobamba limestone
Sediment
Intrusive Porphyritic
Intrusive Equigranular
Texture Obliterated
Intrusive
Sediment
Ferrobamba Limestone
Nioc
Chumpi Norte
Fierrazo
Sombrero Main
Corrales
19SRT-22
(Results pending)
N
100 m

Figure 1: Illustrates the extension of 48 meters of 0.51% copper equivalent (0.49% copper and 0.04 g/t gold) to the previously defined 184 meters of 0.57% copper equivalent observed in channel sampling 19SRT-20. These results combine to give a continuous interval of 232 meters of 0.55% copper equivalent (0.47% copper and 0.13 g/t gold) with a high-grade internal interval of 40 meters of 1.26% copper equivalent (1.23% copper and 0.05 g/t gold).

Fierrazo: Rock Samples from Previous Small-Scale Producer - Copper

AURYN RESOURCES

Plan View
Monzonite porphyry dyke
Fierrazo
40m of 1.26% CuEQ
48m of 0.51% CuEQ
232m of 0.55% CuEQ
19SRT-20
19SRT-21
Ore dump disposition
Intrusive
Ferrobamba Limestone
Sediment
Legend
Trench
Cu %
Ore Dumps
Geology
< 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
> 1
Volcanic Cover
Sediment
Intrusive Porphyritic
Intrusive Equigranular
Texture Obliterated
Nioc
Chumpi Norte
Fierrazo
Sombrero Main
Corrales
19SRT-22
(Results pending)
N
100 m

Figure 2: Illustrates the copper grades (percentage) from rock samples taken from the waste dumps and ore stock piles from the formerly producing small-scale Fierrazo iron mine. The average grade from the 37 samples was 0.91% copper.

Fierrazo: Rock Samples from Previous Small-Scale Producer - Gold

Plan View
Monzonite porphyry dyke
Fierrazo
19SRT-20
40m of 2 g/t AuEQ
48m of 0.81 g/t AuEQ
19SRT-21
232m of 0.87 g/t AuEQ
Ore dump disposition
Intrusive
Ferrobamba Limestone
Sediment
Legend
Trench
Au g/t
Ore Dumps
Geology
< 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
> 1
Volcanic Cover
Ferrobamba limestone
Sediment
Intrusive Porphyritic
Intrusive Equigranular
Texture Obliterated
Nioc
Chumpi Norte
Fierrazo
Sombrero Main
Corrales
N
100 m
19SRT-22
(Results pending)

Figure 3: Illustrates the gold grades (grams per tonne) from rock samples taken from the waste dumps and ore stock piles from the formerly producing small-scale Fierrazo iron mine. The average grade from the 37 samples was 0.36 g/t gold.

Sombrero 3D Model: Magnetics and IP Geophysical Survey

Plan View
Legend
Modelled Strong Magnetics
Modelled High Chargeability
Monzonite
Intrusive
Mapped Au Structures
Geology
Superficial
Volcanic Cover
Quaternary Cover
Ferrobamba limestone
Sediment
Diorite to Monzodiorite
Texture Obliterated
Chumpi Norte Target
Hojota Norte Target
Fierrazo
Hojota Sur Target
Drill Permitting Underway Includes All Targets Sombrero Main
Intrusive
30 mv
7.5km strike length of high-grade exo-skarn targets
Ferrobamba limestone
Corrales Target
Chumpi Sur Target
N
2 km
Sombrero
Uchuy
Totora
Good Lucky
Nioc
Fierrazo
Sombrero Main

Figure 4: Illustrates the 7.5 kilometers of strike length of high-grade exoskarn targets at the Sombrero Main area, which will be the focus of Auryn’s first drill program at the project.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com, or visit www.aurynresources.com

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising over 120,000 mineral claims owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principle targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Continuous Channel Sampling 2019 (Sombrero, Peru)

Analytical samples were taken from each 2-meter interval along the channel sample resulting in approximately 2-3kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where MS61 results were greater or near 10,000 ppm Cu, Zn or Pb the assay was repeated with ore grade four acid digest method (OG62). QA/QC programs for 2019 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1% Cu cut-off at beginning and end of the interval and allowing for no more than six consecutive meters of less than 0.1% Cu with a minimum length of the resulting composite of 5m.

Copper and gold equivalent grades (CuEq and AuEq) were calculated using gold price of $1300/oz and copper price of $3.00/lb.

Rocks 2019 (Sombrero, Peru)

Approximately 2-3kg of material was collected for analysis and sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where ICP21 results were > 3 g/t Au the assay was repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). Where MS61 results were greater or near 10000 ppm Cu, 10000ppm Pb or 100ppm Ag the assay was repeated with ore grade four acid digest method (Cu-OG62). QA/QC programs for 2019 rock samples using lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.